Zarlink Releases First Quarter Fiscal 2010 Results

•	Quarterly revenue increases by 5% sequentially to $53.6 million, driven by stronger demand for Zarlink’s communication products
•	Results exceed Q1 guidance of break-even to $0.01 per share, excluding the impact of foreign exchange

OTTAWA, CANADA, July 23, 2009 – Zarlink Semiconductor (TSX: ZL) today issued its first quarter Fiscal 2010 results for the three-month period ended June 26, 2009, prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). All figures are in U.S. dollars unless otherwise noted.

“First quarter results demonstrate our improved cost structure and stronger competitive position, in particular as new voice telephony and network timing products gain momentum in emerging growth markets,” said Kirk K. Mandy, President and CEO, Zarlink Semiconductor. “Revenue growth, improved gross margins and expense controls resulted in solid cash generation and profitability, excluding a non-cash foreign exchange loss recorded in the quarter. While we anticipate ongoing economic concerns and seasonality in our medical business will pose challenges in Q2, we are seeing positive trends across all areas of our business with key customer relationships and design activity driving long-term demand for our communication, medical wireless and optical interconnect products.”

First quarter revenue increased by 5% to $53.6 million from revenue of $51.1 million in Q4 Fiscal 2009, primarily as a result of increased sales in the Company’s Communication Products group.  Revenue in Q1 Fiscal 2009 was $60.5 million.

For Q1 Fiscal 2010, revenue from Zarlink’s Communication Products group was $32.6 million, up 18% from revenue of $27.6 million in Q4 Fiscal 2009 as the Company realized increased sales for voice telephony products, particularly in emerging markets such as Asia. Revenue from Zarlink’s Communication Products group in Q1 Fiscal 2009 was $39.1 million.

Medical Products revenue for Q1 Fiscal 2010 was $9.0 million, compared with Q4 Fiscal 2009 revenue of US$9.5 million, as decreased shipments for legacy hearing aid products was offset by continuing growth for new wireless radio chips and modules for implanted medical devices and programming/monitoring equipment. Revenue from Zarlink’s Medical Products group in Q1 Fiscal 2009 was $9.2 million.

Optical Products revenue in Q1 Fiscal 2010 was $4.0 million, compared with revenue of $4.2 million in Q4 Fiscal 2009 quarter, as a continuing slowdown in enterprise communication spending impacts sales of Zarlink’s optical interconnect products. Revenue from Zarlink’s Optical Products group in Q1 Fiscal 2009 was $6.2 million. Custom and Other revenue in Q1 Fiscal 2010 was $8.0 million, compared with Q4 Fiscal 2009 revenue of US$9.8 million and Q1 Fiscal 2009 revenue of $6.1 million.

Gross margin in Q1 Fiscal 2010 improved to 50% of revenue, which included $1.1 million of supply chain harmonization costs. In comparison, gross margin in Q4 Fiscal 2009 was 48%, which included severance costs of $0.8 million. Gross margin in Q1 Fiscal 2009 was 46%, which included integration costs of $1.3 million. The improvement in gross margin is a result of the Company’s increased operating efficiencies as well product mix in the quarter.

In Q1 Fiscal 2010, Zarlink continued its efforts to reduce its cost base. The decrease is due primarily to cost reduction strategies implemented as part of the Legerity integration, and restructuring activities announced in the fourth quarter of Fiscal 2009.

R&D expenses in Q1 Fiscal 2010 were $9.5 million, or 18% of revenue. This compares with Q4 Fiscal 2009 R&D expenses of $12.4 million, or 24% of revenue, which included severance costs of $1.6 million. In Q1 Fiscal 2009, R&D expenses were $11.9 million, or 20% of revenue.

S&A expenses in Q1 Fiscal 2010 were $10.3 million, or 19% of revenue. This compares with Q4 Fiscal 2009 S&A expenses of $13.7 million, or 27% of revenue, which included severance costs of $2.6 million. In Q1 Fiscal 2009, S&A expenses were $12.5 million, or 21% of revenue, which included integration and severance costs of $0.1 million.

Zarlink recorded a Q1 Fiscal 2010 net loss of $0.5 million, or $0.01 per share, which includes a non-cash foreign exchange loss of $3.9 million primarily related to Zarlink’s Canadian dollar denominated debenture, based on an exchange rate of CDN$1.00 to US$0.87 at June 26, 2009. Results also include a lease impairment of $0.8 million, related to reduced real estate requirements following headcount reductions in Zarlink’s facility in Austin, Texas. In comparison, Zarlink recorded a Q4 Fiscal 2009 net loss of $50.0 million, or $0.41 per share, which included a non-cash impairment charge of $46.9 million related to goodwill. In Q1 Fiscal 2009 Zarlink recorded net income of $1.1 million, or $0.00 per share.

Zarlink generated positive cash from operations in Q1 Fiscal 2010, with cash and short-term investments totaling $47.1 million as at June 26, 2009 compared with $45.0 million as at March 27, 2009.

The Company made several important technology and corporate announcements in Q1 Fiscal 2010, including:

•
ZTE Corporation is using Zarlink’s Timing over Packet (ToP) products in new equipment targeting next-generation wireless network deployments. Zarlink's ToP products allow wireless network operators to deliver revenue-generating voice, multimedia, data and mobile services over less expensive packet networks;

•	A new ZLynx 4x10 Gbps quad data rate (QDR) active optical cable that delivers signal integrity, installation and power benefits for data center and computer cluster interconnect applications;

•	The appointment of Andre Levasseur as the Company's new Senior Vice President, Finance and Chief Financial Officer, effective June 15, 2009.

On July 22, 2009, Zarlink declared a quarterly dividend of CDN$0.50 per share on its preferred shares (TSX:ZL.PR.A) payable on September 25, 2009 to preferred shareholders of record as of September 4, 2009. Dividends paid by Zarlink to Canadian residents are eligible dividends for Canadian income tax purposes.

Second Quarter Fiscal 2010 Guidance
The opening backlog at the start of Q2 Fiscal 2010 was approximately $49 million, compared with an opening backlog of $51 million at the start of Q1 Fiscal 2010.

Zarlink is forecasting for Q2 Fiscal 2010:
•	Revenue between $52 million and $54 million;
•	Gross margins between 49% to 51%, excluding supply chain harmonization costs of approximately $1 million;
•	Operating expenses between $20 million to US$21 million excluding amortization of intangibles;
•	Excluding any potential impact of foreign exchange gains/losses related to the Company’s Canadian dollar denominated debenture, Zarlink expects Q2 earnings of $0.01 to $0.03 per share.

Analyst Conference Call
An open conference call for analysts will be held on July 23rd 2009 beginning at 8:30 a.m. EDT.  Access the call by dialing 1-800-731-5774. Investors, media and other parties are listen-only. For a replay, call 1-877-289-8525, passcode 21310472# or 416-640-1917, passcode 21310472#. The replay is available until midnight August 6, 2009.A live audio webcast will be available through http://www.marketwire.com/ (Marketwire) or from the Company's website at http://www.zarlink.com/.

About Zarlink Semiconductor
For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company’s success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company’s web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to integrate any business, technologies, product lines or services that we have or will acquire; our dependence on revenue generation from our legacy products in order to fund development of our new products; current market conditions, including the lack of liquidity in the markets and economic slowdown, may increase our operating costs or reduce our revenue, thereby negatively impacting our operating results; our ability to operate profitably and generate positive cash flows in the future; the impact of the current economic crisis on our suppliers and customers and our ability to transfer parts to other suppliers; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; our substantial indebtedness could adversely affect our financial position; the cost and accounting implications of compliance with new accounting standards; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

For further information:

Ed Goffin
Media Relations and Investor Relations
613 270-7112
edward.goffin@zarlink.com

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA
(in thousands of U.S. dollars, except per share amounts, U.S. GAAP)
(Unaudited)

	Three months ended
	June 26,	March 27,	June 27,
	2009	2009	2008
Revenue	$53,608	$51,101	$60,511
Cost of revenue	26,745	26,745	32,921
Gross margin	26,863	24,356	27,590

Expenses:
Research and development	9,536	12,434	11,940
Selling and administrative	10,293	13,683	12,457
Amortization of intangible assets	1,825	1,846	1,846
Goodwill impairment	-	46,887	-
Gain on sale of business	-	(1,000)	-
Contract impairment	809	138	-
Gain on sale of assets	-	-	(936)
	22,463	73,988	25,307
Operating income (loss)	4,400	(49,632)	2,283

Interest income	45	76	367
Interest expense	(903)	(852)	(1,170)
Amortization of debt issue costs	(160)	(160)	(184)
Foreign exchange gain (loss)	(3,880)	2,108	(322)
Net income (loss) before income taxes	(498)	(48,460)	974
Income tax recovery (expense)	(18)	(1,516)	126

Net income (loss)	$(516)	$(49,976)	$1,100

Net income (loss) attributable to common shareholders	$(1,005)	$(50,304)	$372

Net income (loss) per common share:
Basic and diluted	$(0.01)	$(0.41)	$-

Weighted average number of common shares outstanding (thousands):
Basic and diluted	122,426	122,426	127,245

Percentage of revenue:
Gross margin	50%	48%	46%
Research and development	18%	24%	20%
Selling and administrative	19%	27%	21%

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS DATA
(in thousands of U.S. dollars, U.S. GAAP)
(Unaudited)

	Three months ended
	June 26,	March 27,	June 27,
	2009	2009	2008
CASH PROVIDED BY (USED IN)
Operating activities:
Net income (loss)	$(516)	$(49,976)	$1,100
Depreciation of fixed assets	976	1,117	1,219
Amortization of other assets	1,985	2,007	2,030
Goodwill impairment	-	46,887	-
Stock compensation expense	363	540	510
Other non-cash changes in operating activities	4,390	(2,019)	(450)
Deferred income taxes	154	632	(63)
Decrease (increase) in working capital:	(4,394)	1,116	(4,105)
Total	2,958	304	241

Investing activities:
Expenditures for fixed assets	(575)	(524)	(1,630)
Proceeds from disposal of fixed assets	-	-	973
Matured short-term investments	-	240	-
Proceeds from sale of business	-	1,000	-
Total	(575)	716	(657)

Financing activities:
Payment of dividends on preferred shares	(477)	(417)	(566)
Repurchase of preferred shares	(272)	(206)	(450)
Repurchase of common shares	-	-	(840)
Increase in restricted cash and cash equivalents	-	(517)	-
Total	(749)	(1,140)	(1,856)

Effect of currency translation on cash	497	(153)	18

Increase (decrease) in cash and cash equivalents	2,131	(273)	(2,254)

Cash and cash equivalents, beginning of period	45,006	45,279	42,361

Cash and cash equivalents, end of period	$47,137	$45,006	$40,107

Zarlink Semiconductor Inc.
CONSOLIDATED BALANCE SHEET DATA
(in thousands of U.S. dollars, U.S. GAAP)
(Unaudited)

	June 26,	March 27,
	2009	2009
ASSETS

Current assets:
Cash and cash equivalents	$47,137	$45,006
Restricted cash and cash equivalents	13,783	13,145
Trade accounts receivable – net	26,247	24,556
Other accounts receivables – net	4,222	4,300
Inventories	29,465	27,821
Prepaid expenses and other	2,752	2,681
Current assets held for sale	1,935	1,935
	125,541	119,444
Fixed assets – net	12,153	12,530
Deferred income tax assets – net	5,654	5,800
Intangible assets – net	47,280	49,106
Other assets	2,489	2,655
	$193,117	$189,535

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade accounts payable	$12,298	$12,018
Employee-related payables	8,940	9,478
Income and other taxes payable	513	482
Current portion of provisions for exit activities	2,247	3,645
Other accrued liabilities	7,549	6,454
Deferred credits	878	861
Deferred income tax liabilities – current portion	32	28
	32,457	32,966

Long-term debt – convertible debentures	61,473	57,203
Long-term portion of provisions for exit activities	583	200
Pension liabilities	15,278	14,690
Deferred income tax liabilities – long-term portion	32	28
Long-term accrued income taxes	2,271	2,408
Other long-term liabilities	837	830
	112,931	108,325

Redeemable preferred shares, unlimited shares authorized; non-voting; 1,045,200 shares issued and 1,038,900 shares outstanding (March 27, 2009 – 1,059,200)	13,298	13,558

Shareholders’ equity:
Common shares, unlimited shares authorized; no par value; 122,425,682 shares issued and outstanding (March 27, 2009 – 122,425,682)	738,818	738,818
Additional paid-in capital	34,320	33,969
Deficit	(670,865)	(669,872)
Accumulated other comprehensive loss	(35,385)	(35,263)
	66,888	67,652
	$193,117	$189,535

Zarlink Semiconductor Inc.
SUPPLEMENTARY SCHEDULES
(in thousands of U.S. dollars, U.S. GAAP)
(Unaudited)

Geographic Information:

Revenue, based on the geographic location of Zarlink’s customers, was distributed as follows:

	Three Months		Three Months		Three Months
	Ended	% of	Ended	% of	Ended	% of
	June 26, 2009	Total	March 27, 2009	Total	June 27, 2008	Total

Asia – Pacific	$28,429	53%	$24,434	48%	$29,518	49%
Europe	14,306	27	12,659	25	17,005	28
Americas	10,873	20	14,008	27	13,988	23
	$53,608	100%	$51,101	100%	$60,511	100%

Product Group Information:

Revenue, based on product group, was distributed as follows:

	Three Months		Three Months		Three Months
	Ended	% of	Ended	% of	Ended	% of
	June 26, 2009	Total	March 27, 2009	Total	June 27, 2008	Total

Communication Products	$32,648	61%	$27,572	54%	$39,053	65%
Medical Products	8,984	17	9,488	19	9,168	15
Optical Products	3,953	7	4,209	8	6,209	10
Custom & Other	8,023	15	9,832	19	6,081	10
	$53,608	100%	$51,101	100%	$60,511	100%

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